UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

CompuMed, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
204914402
(CUSIP Number)
Paula L. Skidmore
c/o Nadel and Gussman, LLC
15 East 5th Street, Suite 3200
Tulsa, Oklahoma 74103
(918) 538-3333
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 16, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	204914402

1	NAMES OF REPORTING PERSONS Boston Avenue Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		12,833,874

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,833,874

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,833,874

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

CUSIP No.	204914402

1	NAMES OF REPORTING PERSONS Yorktown Avenue Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		63,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		63,500

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

CUSIP No.	204914402

1	NAMES OF REPORTING PERSONS Stephen J. Heyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,897,374

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

12,897,374

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,897,374

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	204914402

1	NAMES OF REPORTING PERSONS James F. Adelson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,897,374

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

12,897,374

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,897,374

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	204914402

1	NAMES OF REPORTING PERSONS Charles M. Gillman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,897,374

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

12,897,374

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,897,374

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	204914402
Item 1. Security and Issuer
This Schedule 13D relates to shares of Common Stock, $0.01 par value (the “Common Stock”) of CompuMed, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 5777 West Century Boulevard, Suite 360, Los Angeles, California 90045.
Item 2. Identity and Background
This Schedule 13D is jointly filed by Boston Avenue Capital LLC, Yorktown Avenue Capital, LLC, Stephen J. Heyman, James F. Adelson and Charles M. Gillman (the “Reporting Persons”).
Boston Avenue Capital LLC (“Boston”) and Yorktown Avenue Capital, LLC (“Yorktown”), are Oklahoma limited liability companies whose principal business is investment. Messrs. Stephen J. Heyman and James F. Adelson are the joint managers of Boston and Yorktown. Mr. Charles M. Gillman is the portfolio manager of Boston and Yorktown.
As joint managers of Boston and Yorktown, Messrs. Heyman and Adelson may each exercise voting and dispositive power over the shares of Common Stock held by Boston and Yorktown. As portfolio manager for Boston and Yorktown, Mr. Gillman may also exercise voting and dispositive power over the shares of Common Stock held by Boston and Yorktown. As a result, Messrs. Heyman, Adelson and Gillman may each be deemed to be indirect beneficial owners of shares of Common Stock held by Boston and Yorktown.
The principal occupation of each of Messrs. Heyman and Adelson is independent oil and gas exploration and development. Mr. Gillman’s principal occupation is providing portfolio management services to Nadel and Gussman, LLC, a management company that employs personnel for its family-related entities and affiliates. Messrs. Heyman, Adelson and Gillman are U.S. citizens.
The principal business address of Boston, Yorktown and Messrs. Heyman and Adelson is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103. The principal business address of Mr. Gillman is 15 East 5th Street, Suite 2660, Tulsa, Oklahoma 74103.
None of the Reporting Persons have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
As of January 22, 2010, Boston had invested $2,000,000 in the Issuer pursuant to a Securities Purchase Agreement dated March 12, 2007, and Yorktown had invested $19,085 (including commissions and fees) in the Common Stock of Issuer. The source of funds for these investments was the respective working capital of Boston and Yorktown.
Item 4. Purpose of Transaction
Amended Revolving Line of Credit Agreement
On December 16, 2008, the Issuer and Boston entered into an amended revolving line of credit agreement (the “Amended Credit Agreement”), pursuant to which the Issuer executed and delivered to Boston a promissory note dated December 16, 2008, in the original principal amount of $4,000,000 (the “New Note”). The Amended Credit Agreement establishes a revolving line of credit for the Issuer in the aggregate principal amount of up to $4,000,000, through December 31, 2010. The Amended Credit Agreement terminates and replaces in its entirety the Revolving Line of Credit Agreement between the Issue and Boston dated February 15, 2008 (the “Original Credit Agreement”). The New Note terminates and replaces in its entirety the Promissory Note executed by the Issuer in favor of Boston dated February 15, 2008, in the original principal sum of $4,000,000.

CUSIP No.	204914402
Advances may be requested from time to time under the Amended Credit Agreement, provided, however, that no advances will be made under the amended revolving line of credit: (i) if any requested advance, when added to the outstanding principal balance of all previous advances, will exceed $4,000,000, (ii) if the board members of the Issuer as of the date of the Amended Credit Agreement (or successor or additional directors approved by Boston), fail to comprise all of the directors of the Issuer, (iii) if the members of the board of directors of the Issuer fail to unanimously approve a requested advance, (iv) if there are any undisclosed material liabilities a the time of an advance, and (iv) without the consent of Boston (in its sole discretion) if, at the time a request for an advance is made, the Issuer or any of its officers, directors, employees, shareholders or affiliates is a party to any pending legal proceedings related to the Issuer or its affiliates.
Advances made pursuant to the Amended Credit Agreement shall bear interest at the current three-month London Interbank Offered Rate (LIBOR), payable quarterly in arrears for the prior fiscal quarter on the fifth business day of each January, April, July and October commencing after the first advance. The Amended Credit Agreement provides that unused amounts up to the total commitment shall bear interest at a rate of one percent (1%) per annum, compounded annually on the first business day of each calendar year. Advances under the Amended Credit Agreement may be prepaid at any time in whole or in part without premium or penalty. Boston is not required to maintain a third party letter of credit in support of the Amended Credit Agreement.
The Amended Credit Agreement contains customary representations and warranties of the Issuer. The Amended Credit Agreement also includes certain customary events of default including, but not limited to: Issuer’s failure to pay principal or interest when due (subject to grace period); any representation or warranty of Issuer proving to have been materially incorrect when made or confirmed; Issuer’s failure to perform or observe covenants set forth the in the Amended Credit Agreement; and bankruptcy and insolvency defaults by Issuer.
In the event of an advance under Amended Credit Agreement, Boston will receive a common stock purchase warrant (the “Draw Down Warrant”) from the Issuer for a purchase price of $5,000. The Draw Down Warrant will entitle Boston to purchase up to 16,000,000 shares of Common Stock at any time or from time to time from the date of the Draw Down Warrant through December 15, 2028, at a purchase price of $2 per share, when and if such shares are authorized for issuance by the shareholders of the Issuer. In the event the shareholders do not authorize the issuance of the additional shares within two years following the date of any Advance under the Amended Credit Agreement, then Boston shall be entitled to put the Draw Down Warrant to the Issuer for a price equal to the sum of $5,000 plus 8% per annum, compounded annually form the issue date.
The Amended Credit Agreement provides that if no advances are made thereunder, the Amended Credit Agreement and the New Note will automatically expire on December 31, 2010. In the event advances have been made, the Amended Credit Agreement and the New Note shall remain in effect until such time as all principal and interest on the outstanding advances has been paid in full. The New Note matures on December 31, 2017.
Cancellation of Common Stock Purchase Warrant
The common stock purchase warrant issued to Boston under the Original Credit Agreement (the “Original Warrant”) for a purchase price of $5,000, was cancelled on December 16, 2008, pursuant to the terms of the Amended Credit Agreement. The Issuer will refund the purchase price of the Original Warrant to Boston in installment payments. Under the terms of the Original Warrant, Boston had the option to acquire 16,000,000 shares of the Issuer’s common stock at a variable price per share based on the trading price of the common stock. The Original Warrant was only exercisable by Boston if the shareholders of the Issuer approved an increase in the authorized shares of the Issuer sufficient to permit the reservation and issuance of shares upon the exercise of the Original Warrant. Although Boston previously reported beneficial ownership of the Common Stock underlying the Original Warrant, the required increase in the authorized shares of the Issuer was never approved by the shareholders.

CUSIP No.	204914402
The description of the Amended Credit Agreement provided above is qualified in its entirety by the terms of the Amended Revolving Credit Agreement, which is filed as Exhibit 10.26 to the Issuer’s Current Report on Form 8-K filed December 18, 2008.
Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.
Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.
Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
The aggregate percentage ownership of Common Stock reported by the Reporting Persons is based upon 26,093,742 shares outstanding, which is the total number of shares of Common Stock outstanding as of December 28, 2009, reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 29, 2009.
As of the close of business on January 22, 2010, Boston directly owned, in the aggregate (i) 332,874 shares of Common Stock, (ii) 8,334,000 shares of Common Stock which it can acquire through the conversion of 4,167 shares of the Class D 2% Convertible Preferred Stock (the “Class D Convertible Stock”) of the Issuer and (iii) 4,167,000 shares of Common Stock which it can acquire through the exercise of a Common Stock Purchase Warrant dated March 12, 2007, which would result in a beneficial ownership of 33.2% (on a diluted basis) of the Common Stock. As of the close of business on January 22, 2010, Yorktown directly owned 63,500 shares of Common Stock, which represents a 0.2% beneficial ownership of the Common Stock. The total beneficial ownership of Boston and Yorktown is 33.4% (on a diluted basis) of the Issuer’s Common Stock. Boston and Yorktown have sole direct voting and dispositive power over the shares they own.
None of Messrs. Heyman, Adelson or Gillman beneficially owns directly any shares of Common Stock. As discussed in Item 2., Messrs. Heyman, Adelson and Gillman have indirect, shared voting and dispositive power over the shares of Common Stock owned by Boston and Yorktown, and therefore are each indirect beneficial owners of the shares of Common Stock owned by Boston and Yorktown.
During the period since the last filing on Schedule 13D on February 27, 2008, Boston has acquired (i) 121,775 shares of Common Stock pursuant to a Common Stock dividend on the Class D Convertible Stock recorded March 12, 2008, and (ii) 211,099 shares of Common Stock pursuant to a dividend on the Class D Convertible Stock recorded March 12, 2009.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Please see Item 4 regarding the Amended Credit Agreement and the cancellation of the Original Warrant.
Mr. Gillman serves on the Board of Directors of the Issuer.

CUSIP No.	204914402
Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, dated as of January 22, 2010, a copy of which is filed herewith as Exhibit 99.1 and which is incorporated herein by reference.
Except as set forth in response to other Items of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.
Item 7. Material to be Filed as Exhibits
Exhibit 99.1	Joint Filing Agreement, dated January 22, 2010, by and among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

CUSIP No.	204914402
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: January 26, 2010

BOSTON AVENUE CAPITAL LLC
By:	/s/ Stephen J. Heyman
	Name:	Stephen J. Heyman
	Title:	Manager

YORKTOWN AVENUE CAPITAL, LLC
By:	/s/ Stephen J. Heyman
	Name:	Stephen J. Heyman
	Title:	Manager

/s/ Stephen J. Heyman
STEPHEN J. HEYMAN

/s/ James F. Adelson
JAMES F. ADELSON

/s/ Charles M. Gillman
CHARLES M. GILLMAN